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                            August 16, 2023

       Jason Barnard
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed August 9,
2023
                                                            File No. 333-272028

       Dear Jason Barnard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

       Amendment No. 8 to the Registration Statement on Form S-1

       Material United States Federal Income Tax Considerations
       Treatment of Pre-funded Warrants, page 126

   1. We note your disclosure about the tax treatment of the Pre-funded Warrants, including that the Pre-funded
Warrant should be treated as a separate class of your common shares for U.S. federal income
tax purposes and a U.S. Holder of Pre-funded Warrants will not recognize gain or loss
upon the exercise of a Pre-funded Warrant. Please attribute this representation of tax
consequences to counsel and file a tax opinion pursuant to Item
                                                        601(b)(8) of Regulation
S-K or advise why the tax consequences of your Pre-funded
                                                        Warrants are not
material to an investor.
 Jason Barnard
Foremost Lithium Resource & Technology Ltd.
August 16, 2023
Page 2

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNameJason Barnard
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
August 16, 2023 Page 2
cc:       Anthony Epps, Esq.
FirstName LastName